KRAMER LEVIN NAFTALIS & FRANKEL LLP

George M. Silfen
Partner
Phone  (212) 715-9522
GSilfen@KramerLevin.com

February 29, 2016

Lauren Hamilton Securities and Exchange Commission Division of Investment Management 100 F Street, NE Washington, D.C. 20549

Re:	Bluepoint Trust (the “Fund”), the Sole Series of Bluepoint Investment Series Trust; Sarbanes-Oxley Review; File Numbers: 333-182771; 811-22723

Dear Ms. Hamilton:

Set forth below are the above-referenced Fund’s responses to comments received telephonically on February 1, 2016 in connection with a Sarbanes-Oxley review.

For your convenience, your comments are italicized, numbered and presented in summary form below and each comment is followed by our response.  Capitalized terms used but not defined in this letter have the meanings ascribed to them in the respective filing.

Prospectus

1.
Please provide the calculation for Class C in the expense example. Also, please explain why costs for Class C were not the same for years 3, 5 and 10, if redeemed and not redeemed, if the 1% fee only applied to the first year.

The reason that the costs for Class C were not the same for years 3, 5 and 10 under both the “if redeemed” and “if not redeemed” scenarios was because the 1% redemption fee was included in the calculation of the years 3, 5 and 10 “if redeemed” figures.  Otherwise, the calculations for Class C in the expense example were made in accordance with Form N-1A.  Going forward, we will not include the 1% redemption fee for the years 3, 5 and 10 “if redeemed” figures.

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www.kramerlevin.com

Securities and Exchange Commission
February 29, 2016

N-CSR

2.
Please describe the nature of the services comprising the fees disclosed under Item 4(d) of the Form N-CSR (describing fees other than those disclosed under Items 4(a) (Audit), 4(b) (Audit-Related) and 4(c) (Tax)).

We note the comment, but as there are no fees under this item, we believe no description is necessary. If there are any fees disclosed under this item in the future, a description of such fees will be provided.

3.
In the Financial Highlights, please replace “ratio of expenses to average net assets before unreimbursed expenses” with “ratio of gross expenses to average net assets” and replace “ratio of expenses to average net assets after unreimbursed expenses” with “ratio of net expenses to average net assets.”

The requested change will be made in all future filings.

4.
Please explain why the “ratio of expenses to average net assets before unreimbursed expenses” in the Financial Highlights is lower than the “ratio of expenses to average net assets after unreimbursed expenses.”

As disclosed in Note 5 to the Financial Statements titled “Administration Fee, Related Party Transactions and Other,” the Adviser and certain of its affiliates agreed to voluntarily reimburse Fund expenses for the fiscal year ended September 30, 2015.  The “ratio of expenses to average net assets before unreimbursed expenses” excludes the expenses that have been reimbursed by the Adviser and certain of its affiliates, while the “ratio of expenses to average net assets after unreimbursed expenses” includes such expenses.

5.
Please move the "ratio of net investment loss to average net assets before unreimbursed expenses" and "ratio of net investment loss to average net assets after unreimbursed expenses" to the footnotes of the Financial Highlights, as they are not required by Form N-1A.

The "ratio of net investment loss to average net assets before unreimbursed expenses" and "ratio of net investment loss to average net assets after unreimbursed expenses" will be moved to the footnotes of the Financial Highlights in all future filings.

Securities and Exchange Commission
February 29, 2016

6.
The average debt ratio in the Financial Highlights currently only includes borrowings related to the line of credit, while it should also include short sales.  In future reports, please update the footnote to state that this ratio is based only on borrowings under the line of credit, or include the short sales required to be included in the ratio.

In future reports, the footnote to the average debt ratio in the Financial Highlights will be updated to clarify that the ratio is based only on borrowings under the line of credit.

7.	Please explain why the actual expense ratio in the expense example differs from the hypothetical expense ratio for Class I.

The hypothetical expense ratio included in the expense example was taken from a previous filing.  Going forward, the expense ratio included for the hypothetical expense ratio will be the actual expense ratio.

8.	In the Manager Discussion of Fund Performance, please disclose the impact of derivatives on the performance of the Fund.

The Fund’s use of derivatives will be discussed, as appropriate, in the Manager Discussion of Fund Performance in future reports.

9.	Please explain why the line graph begins at $10,000, when the minimum initial investment for Class I is $1,000,000.

Going forward, the line graph will begin at $1,000,000 for Class I Shares.

10.	Please confirm the calculation used for the ending balance at September 30, 2015 in the line graph.

The calculation for the Class I shares was computed incorrectly.  Going forward, the calculations for the line graph ending balances will be computed correctly.

11.	In the Statement of Assets and Liabilities, please note in the heading that this refers to Class I shares (i.e., the only class of shares outstanding).

Going forward, we will note in the heading that the Statement of Assets and Liabilities refers to the classes of shares outstanding.

Securities and Exchange Commission
February 29, 2016

12.	In the Statement of Operations, please separately disclose the expense waiver in accordance with Regulation S-X 6-07(2).

Going forward, we will separately disclose the expense waiver in accordance with Regulation S-X 6-07(2).

13.	In the Statement of Cash Flows, please explain how the “proceeds from swap contracts” relates back to the information contained in Note 7 to the Financial Statements titled “Securities Transactions.”

With respect to swaps, the information contained in Note 7 to the Financial Statements titled “Securities Transactions,” reflects the volume of swap activity by the Fund, while the line item “proceeds from swap contracts” in the Statement of Cash Flows reflects net proceeds received by the Fund from swaps.  Going forward, in the Note to the Financial Statements titled “Securities Transactions,” we will clarify how the information presented regarding swaps relates to the line item “proceeds from swap contracts” in the Statement of Cash Flows.

14.	In the Statement of Cash Flows, please disclose under “Supplemental Disclosure of Cash Flow Information,” the reinvestment of distributions as non-cash financing activities.

Going forward, we will disclose the reinvestment of distributions as non-cash financing activities under “Supplemental Disclosure of Cash Flow Information.”

15.	In the footnotes to the financial statements, please include an explanation of the policy for allocating income and expenses among the classes.

Going forward, we will include in the footnotes an explanation of the policy for allocating income and expenses among the classes.

Form N-Q

16.	Please include a footnote explaining how the Fund’s investments are valued in the Form N-Q going forward.

Going forward, we will include a footnote explaining how the Fund’s investments are valued in the Form N-Q.

Securities and Exchange Commission
February 29, 2016

Form 24F-2

17.	Please explain why the form was not filed for the fiscal year ended September 30, 2014.

A Form 24F-2 was inadvertently not filed for fiscal year end September 30, 2014 during which the Fund experienced limited capital activity  attributable only to the reinvestment of dividends and purchases by affiliates of the Adviser. (We note that, to date, the Fund has not accepted investments from outside investors.)  A Form 24F-2 filing will be made promptly to capture the limited activity for the fiscal year ended September 30, 2014.

18.
The form filed for the fiscal year ended September 30, 2015, did not include the reinvestment of distributions within the sale price of securities sold during the fiscal year. Please include this information going forward.

An amended Form 24F-2 filing will be made to capture reinvestment of distributions for the fiscal year ended September 30, 2015.  Going forward, we will include the reinvestment of distributions within the sale price of securities sold during the fiscal year.

40-17G

19.	Please explain why the 40-17G filing was not filed until August of 2015, if the policy expired on January 14, 2015.

The Fund did not have a record of receiving an executed bond until August 2015, at which point the 40-17G filing was promptly made.  While the Bond expired on January 14, 2015, it was approved to be renewed at the Fund’s November 2014 Board meeting and the insurance carrier renewed the Bond for an additional annual period prior to its expiration, leaving no gap in coverage.

20.	Please explain why the 40-17G filing stated that the board meeting ratifying the fidelity bond occurred on November 20, 2014, but the Certificate of Secretary is dated August 13, 2015.

While the renewal of the fidelity bond occurred pursuant to resolutions adopted at the Fund’s November 20, 2014 Board meeting, the Certificate of Secretary was prepared for and at the time of the 40-17G filing, and thus dated accordingly.

In addition to the above, the Fund acknowledges that:

•	the Fund is responsible for the adequacy and accuracy of the disclosure in its filings;

•
Securities and Exchange Commission (the “Commission”) staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to such filings; and

•	the Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission
February 29, 2016

The Fund believes that these responses fully address your comments.  If you have any questions regarding this response or require further information, please call me at (212) 715-9522.  Thank you for your assistance regarding this matter.

Very truly yours,

/s/ George Silfen

George Silfen